FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 13, 2006, announcing its results for the fourth quarter and full year ending December 31, 2005.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 14, 2006

Gilat Announces Fourth Quarter and Year-end 2005 Results

Petah Tikva, Israel, February 13, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, solutions and services today reported its results for the fourth quarter and full year ending December 31, 2005.

Revenues for the fourth quarter of 2005 were $56.0 million (up from $49 million in the third quarter 2005), EBITDA (3) was $6.6 million (up from $4.0 million in the third quarter 2005) and net income was $1.0 million or $0.04 diluted per share (up from a net loss of $1.7 million or $0.08 diluted per share in the third quarter 2005). By comparison, revenues for the fourth quarter of 2004 were $61.8 million, EBITDA was $9.7 million and the net loss was $1.7 million or $0.08 diluted per share.

Revenues for the year ended December 31, 2005 were $209.4 million, EBITDA was $20.5 million and net loss was $3.7 million or $0.17 diluted per share. By comparison, revenues for the year ended December 31, 2004 were $241.5 million, EBITDA was $25.0 million and net loss was $11.5 million or $0.52 diluted per share. These results reflect the implementation of a Company policy to focus on projects with higher profitability.

The Company also announced that its backlog increased to approximately $206 million as of December 31, 2005, from $192 million as of December 31, 2004.

Gilat’s Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “We are pleased with our improved results in the last quarter of 2005 and with our positioning for 2006. Our backlog has increased and this is our second consecutive quarter in which we have seen an increased worldwide demand for our SkyEdge platform. In the fourth quarter of 2005, we shipped approximately 40% more VSATs than in the previous quarter.”

As previously announced, in December 2005, the Company revised the terms of its loan and warrant with York Capital Management. The increase in the value of the warrant in the amount of $3.8 million was recorded as a discount on the loan and an increase to equity. The discount will be amortized to financial expenses over the term of the loan.

During 2005, the Company reduced its debt by $13.4 million (including the discount mentioned above), from $133.2 million as of December 31, 2004 to $119.8 million as of December 31, 2005.

Recently Announced Deals

—	Gilat announced that China Unicom Limited (NYSE: CHU) purchased a 1,500-site Gilat SkyEdge VSAT network. China Unicom, with 2004 revenues of more than US$9.5 billion, is one of the world’s largest telecommunications operators. The VSAT equipment will be used for rural telecom applications throughout China. Gilat has already deployed nearly 600 sites in the three months since this contract was signed.

—	Gilat also signed a contract to provide a SkyEdge network to Federal State Unitary Enterprise Russian Post. Russian Post is one of Russia’s largest companies, operating more than 40,000 post offices and providing many other telecom, shipping, retail and financial services for annual revenue of US$1.5 billion. Gilat will deploy a SkyEdge VSAT hub station in the Siberian capital city of Novosibirsk. The network will provide broadband Internet access, always-on data communications for postal applications and telephony services to remote postal facilities throughout Siberia and far-eastern Russia. The initial order is for several hundred sites.

—	Gilat announced that it has expanded its market leadership in Kazakhstan by signing contracts to deploy broadband satellite networks for four of that country’s leading telecom operators — Technoservice Lyuks, Jarykh, Astel and Kazakhtelecom. Gilat’s SkyEdge VSAT networks will bring dependable, high-speed data networking to government agencies, banks and energy companies. With the addition of these new networks, nearly 3,500 Gilat VSATs are deployed throughout Kazakhstan. The majority of all telecom operators in Kazakhstan now deploy Gilat satellite equipment.

—	Gilat also announced the implementation of an agreement with its long time customer Embratel and its satellite subsidiary StarOne, to deploy a 2,400 site satellite-based VSAT network for the largest cosmetics chain in Brazil, O Boticário Comercial Farmaceutica Ltda.(O Boticário). The remote sites are being deployed throughout O Boticário stores, including various locations in airports, supermarkets and shopping centers throughout Brazil. One thousand sites have already been implemented, with the remaining to be installed in the first half of 2006.

—	Spacenet Inc. was chosen by Scientific Games to provide 3,000 Skystar Advantage VSAT terminals for state lottery networks in Colorado, Pennsylvania, North Dakota and South Dakota. Spacenet also provided SGI with a dedicated hub, which will be used to support the expansion of its VSAT network.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet Inc, in North America, which provides managed services for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com

Notes:

1) Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

2) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for the year ended December 31 2005 and Q4 2005 are unaudited.

3) Operating income (loss) before depreciation, amortization and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Gilat Investor Contacts:

USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425; e-mail: apriest@hfgcg.com

Israel
Noam Tepper
Financial Access
tel: +972 (3) 757 5081; e-mail: noamt@faccess.co.il

Gilat Media Contacts:

Corporate
Shira Gafni
Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com

Israel Media
Amir Eisenberg
Eisenberg-Eliash Ltd.
tel: +972 (3) 753 8828; e-mail: amir@pr-ir.co.il

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2005	2004
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	74,929	75,771
Short-term bank deposits	3,301	-
Short-term restricted cash	15,844	14,168
Restricted cash held by trustees	6,638	10,620
Trade receivables (net of allowance for doubtful accounts)	33,683	31,380
Inventories	23,253	23,277
Other current assets	27,215	27,059

Total current assets	184,863	182,275

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	6,699	7,534
Long-term restricted cash held by trustees	13,692	18,994
Severance pay fund	8,467	7,933
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	22,757	27,728

	51,615	62,189

PROPERTY AND EQUIPMENT, NET	124,245	137,198

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	12,254	9,432

TOTAL ASSETS	372,977	391,094

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2005	2004
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	8,172	4,159
Current maturities of long-term loans	7,712	8,869
Trade payables	24,180	21,245
Accrued expenses	22,418	26,228
Short-term advances from customer held by trustees	15,502	13,500
Other accounts payable	36,672	40,048

Total current liabilities	114,656	114,049

LONG-TERM LIABILITIES:
Accrued severance pay	8,396	8,172
Long-term advances from customer held by trustees	27,835	40,226
Long-term loans, net of current maturities	95,745	108,182
Accrued interest related to restructured debt	3,850	4,820
Other long-term liabilities	20,657	15,951
Excess of losses over investment in affiliates	7	2,102
Convertible subordinated notes	16,333	16,171

Total long-term liabilities	172,823	195,624

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	995	984
Additional paid in capital	738,724	733,582
Accumulated other comprehensive loss	16	(2,624)
Accumulated deficit	(654,237)	(650,521)

Total shareholders' equity	85,498	81,421

Total liabilities and shareholders' equity	372,977	391,094

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	209,395	241,498	55,958	61,801
Cost of Revenues	133,219	164,395	34,665	38,071

Gross profit	76,176	77,103	21,293	23,730

Research and development expenses:
Expenses incurred	16,944	19,134	3,905	5,086
Less - grants	2,950	5,255	364	810

	13,994	13,879	3,541	4,276

Selling, general and administrative expenses	60,794	69,891	15,601	17,876
Impairment of tangible and intangible assets	-	2,161	-	-
Gain from derecognition of Liability	-	(245)	-	-

Operating income (loss)	1,388	(8,583)	2,151	1,578

Financial expenses	(2,677)	(266)	(821)	(1,755)
Other income (expenses)	299	(274)	159	(82)

Income (loss) before taxes on income	(990)	(9,123)	1,489	(259)

Taxes on income	3,126	4,429	473	1,733

Income (loss) after taxes on income	(4,116)	(13,552)	1,016	(1,992)

Equity in profits of affiliated companies	400	1,242	-	305
Minority interest in losses of a subsidiary	-	164	-	-

Net income (loss) from continuing operations	(3,716)	(12,146)	1,016	(1,687)

Gain from cumulative effect of a change
in an accounting principle	-	611	-	-

Net income (loss)	(3,716)	(11,535)	1,016	(1,687)

Basic net earnings (loss) per share	(0.17)	(0.52)	0.05	(0.08)

Diluted net earnings (loss) per share	(0.17)	(0.52)	0.04	(0.08)

Shares used in basic net earnings (loss) per share computation	22,440	22,242	22,555	22,286

Shares used in diluted net earnings (loss) per share
computation	22,440	22,242	22,778	22,286

Net cash provided by operating activities	3,687	30,521	9,946	12,380

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:

Purchase of property and equipment	(3,605)	(6,163)	(679)	(1,678)
Return of investment	388	-	-	-

Purchase of minority shares	-	(1,053)	-	-
Disposal of subsidiary	(181)	600	-	-
Consolidation of StarBand	-	2,592	-	-

Investment in short-term bank deposits	(3,301)	(442)	(3,301)	-
Proceeds from short-term bank deposits	-	442	-	-
Proceeds from disposal of fixed assets	34	-	26	-
Loans to employees - Net	(3,606)	-	75	-
Investment in restricted cash held by trustee	(3,305)	(23,501)	(1,060)	-

Proceeds from restricted cash held by trustee	13,078	22,486	5,157	3,692

Investment in restricted cash (including long-term)	(13,759)	(11,187)	(1,120)	(1,985)

Investment in other assets	(40)	(78)	53	(33)

Proceeds from restricted cash (including long-term)	13,007	9,840	5,583	1,644

Net cash provided by (used in) investing activities	(1,290)	(6,464)	4,734	1,640

Cash flows from financing activities:

Exercise of options, net	1,218	432	8	414

Short-term bank credit, net	4,013	2,389	(3,264)	1,251

Repayment of long-term loans	(8,823)	(2,924)	(1,007)	(610)

Net cash provided by (used in) financing activities	(3,592)	(103)	(4,263)	1,055

Effect of exchange rate changes on cash and cash equivalents	353	36	(166)	29

Increase (decrease) in cash and cash equivalents	(842)	23,990	10,251	15,104

Cash and cash equivalents at the beginning of the year	75,771	51,781	64,678	60,667

Cash and cash equivalents at the end of the year	74,929	75,771	74,929	75,771

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	1,388	(8,583)	2,151	1,578
Less:
Impairment of tangible and intangible
assets	-	2,161	-	-
Gain from derecognition of liability	-	(245)	-	-
Deprecation and amortization	19,116	31,674	4,464	8,137

EBITDA	20,504	25,007	6,615	9,715

GILAT SATELLITE NETWORKS LTD.
DISCLOSURE OF NON-US GAAP NET EARNINGS (LOSS)
FOR COMPARATIVE PURPOSES AND EARNINGS (LOSS) PER
SHARE EXCLUDING STOCK COMPENSATION RELATED TO OPTIONS
U.S. dollars in thousands

	December 31,		December 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

US GAAP net earnings (loss)	(3,716)	(11,535)	1,016	(1,687)

Stock compensation relating to options	137	(557)	(201)	30

Non-US GAAP net earnings (loss)	(3,579)	(12,092)	815	(1,657)

Basic non US GAAP net earnings (loss) per share	(0.16)	(0.54)	0.04	(0.07)

Diluted non US GAAP net earnings (loss) per share	(0.16)	(0.54)	0.04	(0.07)